

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 31, 2008

Jeffrey M. Rojek
Chief Financial Officer
GLG Partners, Inc.
399 Park Avenue, 38<sup>th</sup> Floor
New York, New York 10022

> **RE:   GLG Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-33217**

Dear Mr. Rojek:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business, page 4

2. Please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any fund product which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. Please see Item 101(c)(1)(i) of Regulation S-K.

3. We note your disclosure that you have a team of 13 marketing professionals which is split into geographical regions. Please disclose in the "Business" section the financial information about geographic areas set forth in Item 101(d) of Regulation S-K. If providing the geographic information is impracticable, please disclose that fact.

Legal Proceedings, page 46

4. Please identify the administrative or judicial body to which you have appealed the Vivendi matter, as well as the date on which you initiated the appeal. Please see Item 103 of Regulation S-K.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 47

5. Please provide the dividend information required by Item 201(c) of Regulation S-K.

Selected Financial Data, page 49

6. Please revise your selected financial data schedule to include both basic and diluted earnings per share as required by Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results Of Operations, page 50

Critical Accounting Policies, page 53

General

7. We note certain of your material revenue streams are based on the value of Assets Under Management (AUM). Please disclose how you calculate the value of your assets under management. If significant judgment is involved in the calculation of AUM and this directly impacts such calculation of your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors:
   - Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;

- Detailed discussion of the material estimates and assumptions used in each of the models; and
- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Assessing Business Performance, page 60

8. Please expand/revise your discussion regarding your non-GAAP financial measures for the following:

- Revise your disclosure herein and elsewhere in your filings to provide a more comprehensive explanation as to how you use Non-GAAP PSCB and adjusted net income to conduct and/or evaluate your business on a consolidated basis, including the economic substance behind management's decision to use this measure. As noted from Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance." Please also refer to SAB Topic 14:G for additional guidance.

- On page 61, you disclose your belief that the non-GAAP measure adjusted net income better represents profits available for distribution to stockholders than does GAAP net income. Please provide us a comprehensive explanation and revise future filings to clarify how this measure represents profits available for distribution to stockholders.

- You also indicate that non-GAAP adjusted net income may not be indicative of the cash flows from operations as determined in accordance with GAAP. Please provide us a comprehensive explanation and revise future filings to clarify, if appropriate, why you are relating this apparent non-GAAP performance measure to a GAAP liquidity measure. If you are using this measure as a liquidity measure, please demonstrate how this measure meets the requirements of Item 10(e)(1) of Regulation S-K and if this measure meets those requirements, provide a reconciliation of adjusted net income to cash flows from operations.

Assets Under Management, page 61

9. Please separately disclose and discuss inflows and redemptions on a gross basis such that readers can clearly identify any trends depicted by these cash inflows and outflows.

Liquidity and Capital Resources, page 75

10. To the extent material, please discuss the liquidity provided by any credit facilities to which you or your subsidiaries have access (e.g., the October 30, 2007 credit agreement discussed on page 75 under "Contractual Obligations, Commitments and Contingencies").

11. Your statement that "the increase in cash provided by operating activities from 2006 to 2007 was attributable to an increase in net income (excluding share-based compensation) arising from increased revenues," does not provide sufficient information for readers. Please expand your discussion to clarify why your revenues increased significantly during the year ended December 31, 2007. Please also discuss any other factors that contributed to the significant increase in net cash provided by operating activities. Your discussion should add more insight into the reasons for the significant increase in cash provided by operating activities and whether this increase in temporary or expected to continue in the future.

12. Please clarify whether you have significant financial covenants under your long-term loan payable. If so, please provide a discussion of your material financial debt covenants. Unless management believes that the likelihood of default is remote, your discussion should disclose the actual covenant amounts for the most recent period presented and indicate whether you are in compliance with those covenants. See Section 501.03 of the Financial Reporting Codification. Please also include this disclosure in your financial statement footnotes as well. Refer also to SEC Release 33-8350 - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Contractual Obligations, Commitments and Contingencies, page 76

13. Please revise your table of future loan principal payments to include a line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Combined and Consolidated Statements of Changes in Shareholders' (Deficit)/Equity, page F-5

14. You indicate that the issuance of common stock and recapitalization on Acquisition resulted in a $(267,660) to additional paid in capital. On page F-7, you indicate that the acquisition has been treated as the equivalent of GLG issuing stock for the net monetary assets of Freedom Acquisition accompanied by a recapitalization of GLG.  Please tell us how you determined that this acquisition resulted in a $(267,660) adjustment to additional paid in capital which appears to suggest that the acquisition resulted in GLG issuing stock for the net liabilities of Freedom Acquisition.  If the acquisition resulted in acquisition of net liabilities, address the appropriateness of including this amount within additional paid in capital rather than within retained earnings   Please advise. Cite the accounting literature to support your conclusions.

Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

15. You state that "Under Method 1, the Company does not recognize performance fee revenues and related compensation until the end of the measurement period when the amounts are contractually payable, or crystallized."  Since EITF Topic D-96 only speaks to revenue recognition, please revise your revenue recognition footnote on page F-11 to eliminate your reference to related compensation expense recognition or better clarify that EITF Topic D-96 does not address the appropriate accounting for the related compensation.

Employee Compensation and Benefits, page F-12

16. Under variable compensation, you indicate that variable compensation expense is recognized at the same time as the underlying fee revenue is crystallized depending on the fee revenue source.  Please tell us supplementally and revise your filings to indicate your basis for not recognizing variable compensation expense until the fee revenue is crystallized.  Please cite the accounting literature used to support your conclusion.

17. Please also tell us supplementally and clarify what you mean by the term "notional discretionary compensation" under discretionary compensation.

Investments, page F-13

18. On page 15, you indicate that you hold $95.6 million in GLG Funds that have a fixed notional amount and do not have any entitlement to participate in movement

of net assets, nor do they generate any income for you.  Based on this information, tell us supplementally and revise future filings to clarify why it is appropriate for you account for these investments as available for sale investments under SFAS 115.

Equity-Based Compensation, page F-15

19. Please tell and revise your filings to clarify how you determined that key personnel who are participants in the limited partner profit arrangements are not deemed employees such that it is appropriate to account for the equity instruments issued to limited partners in accordance with EITF 96-18 rather than SFAS 123(R).  To the extent necessary, identify the key personnel who are participants in the limited partner profit arrangements.  As disclosed on page 59, please also tell us and disclose who Steven Roth and Greg Coffey are.

Distributions, page F-16

20. As indicated on page 49, we note you have made distributions to principals and trustees for the past five years.  Please tell us supplementally and disclose why these distributions are not considered compensation expense.  To the extent necessary, identify the principals and trustees.

Net (Loss)/Income per share of Common Stock, page F-17

21. You disclose that the dividend rights of the Exchangeable Shares are such that the holders will receive an equivalent dividend to the common share holders.  Given these dividend rights, it appears that your Exchangeable Shares may be participating securities as defined in paragraph 60a of SFAS 128.  If so, please tell us what consideration you gave to the guidance set forth in EITF 03-6: "Participating Securities and the Two-Class Method under FASB Statement No. 128" for each period you presented earnings per share.  Given your loss for the year ended December 31, 2007 ensure you also address the guidance in Issue 5 of EITF 03-6, with specific discussion of whether your Exchangeable Shares have a contractual obligation to share in the losses of GLG Partners, Inc. on a basis that is objectively determinable.

3.  The Acquisition, page F-18

22. We note that the aggregate purchase price paid for GLG is subject to possible adjustment and that you distributed $118,000 during 2008 in respect of certain related formulaic distributions.  Please tell us why you did not accrue the $118,000 distributable amount as of December 31, 2007.

5. Credit Facility, page F-19

23. On page F-13 under Restricted Cash, you disclose that your notes are callable by the note holders on May 2, 2008 and consequently restricted cash is held in current assets.  Please expand your discussion of these notes to indicate, if true, that they are callable by holders on May 2, 2008. Given these call provisions, please tell us how you determined that these notes should be classified as non-current instead of as current.

6.  Commitment and Contingencies, page F-20

24. For each legal proceeding, please tell us and revise your filings, to disclose:

- The amount of any accrual, if necessary for an understanding of the contingency;
- The range of reasonably possible loss, or:
- State that such a loss cannot be estimated.

For example, we note that you are involved in several regulatory investigations with AMF that could give rise to administrative fines under French securities laws.  However, it is unclear from your disclosure whether it is reasonably possible that losses may result regardless of your decision to appeal the decisions of AMF.

8. Share-based Compensation, page F-25

Agreement among Principals and Trustees, page F-26

25. On page F-27, you indicate that for awards for service providers accounted for under EITF 96-18, fair value is re-measured at period end to the period end closing price of the stock.  Please disclose the fair value of the equity instruments accounted for under EITF 96-18 on the date of issuance as well as their remeasured fair value as of each subsequent balance sheet date and quantify the impact on compensation expense as a result of such remeasurement.

Proxy Statement for 2008 Annual Meeting

General

26. We note that your proxy statement does not contain the biographical information about your executive officers required by Item 401 of Regulation S-K.  This information is required in proxy statements pursuant to Item 7 of Schedule 14A statement when action is to be taken with respect to the election of directors. Instruction 3 to Item 401(b) of Regulation S-K permits you to dispense with furnishing this information in your proxy statement provided that the information

is furnished in a separate item captioned "Executive officers of the registrant" and included in Part I of your annual report on Form 10-K. We note that you have included this information in Part III of your annual report on Form 10-K for fiscal year 2007. If you choose to rely on Instruction 3 to Item 401(b) of Regulation S-K, please disclose the biographical information about your executive officers required by Item 401 of Regulation S-K in Part I rather than Part III of your annual report on Form 10-K. Please see General Instruction G of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.

Compensation Discussion and Analysis, page 17
Salary and Bonus, page 18

27. Please elaborate on the factors used to award the discretionary bonuses.

28. Please explain why certain of your executive officers have employments agreements with more than one entity (e.g., Mr. Gottesman, whose employment agreements are summarized on page 36).

Performance Compensation Awards for 2008, page 19

29. Your disclosure concerning performance compensation awards for 2008 is unclear. On the one hand, you indicate that certain officers received performance compensation awards in March 2008, while later your disclosure suggests that the compensation committee is still determining, or will determine at a later date, the amounts, allocations and criteria for 2008 performance compensation awards. Please tell us, with a view toward future disclosure, your policies and decisions concerning performance compensation awards for 2008. In doing so, please identify the applicable performance targets, including the percentage and target amount of net AUM to be achieved for the bonus pool amount. For each executive officer, describe each element of individual and corporate performance goals that were established to determine the bonus and clarify the extent to which such listed goals for each officer are measured objectively or whether the committee uses discretion to determine whether those goals and objectives have been met.

Distributions and Limited Partner Profit Shares, page 20

30. Please quantify the distributions to each executive officer and disclose the established goals for the company, the actual results achieved by the company, and how you evaluated whether the goals were met. See Item 402(b)(2)(v) and (vi) of Regulation S-K. Please also describe the elements of individual performance and contribution that are taken into account when determining distributions for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2008</u>

<u>General</u>

31. Please address the above comments in your interim filings as well.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16</u>

<u>Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007, page 33</u>

32. You indicate that there was $400.5 million of acquisition-related compensation
    expense for the six month period ended June 30, 2008.  On page 34, you indicate
    that there was $140.3 million of acquisition-related compensation expense for the
    three months ended March 31, 2008.  Please tell us and disclose why acquisition-
    related compensation expense increased significantly from the first quarter to the
    second quarter of fiscal 2008.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response.  Please provide us with a response letter that keys your
responses to our comments and provides any requested information.  Detailed letters
greatly facilitate our review.  Please file your response on EDGAR as a correspondence
file.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in
    their filings;
•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters.  Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief